UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS WINS MAJOR HIGHWAY PROJECT IN POLAND

ARNHEM, THE NETHERLANDS — October 4, 2007 — ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering company, today announced the award of a EUR 11 million contract to design a 65 km long section of the A-1 motorway in Poland. The contract was awarded to an ARCADIS-led consortium with partners Mosty Katowice, Transprojekt Warsaw and DHV Polska. Client is the General Directorate for National Roads and Motorways. The project is co-financed by the European Union.

The design work will take 18 months and includes the preparation of building and construction designs, environmental impact and permitting support and construction contract documents. The section will be part of the motorway Gdańsk – Toruń – Częstochowa – Katowice and further to the southern Polish/Czech border. It will be a dual carriageway motorway with two lanes in each direction, a median and emergency lanes. The width of the median will allow for the later addition of a third traffic lane in both directions.

Traveller comfort and safety and environmental protection are essential in the project. It will therefore include the design of architecturally appealing engineering structures and service areas for passenger and freight vehicles. Also, a drainage system and environmental protection features (sound barriers, retention ponds and separators) will be installed. The project will also include motorway maintenance areas for administrative personnel and facilities for the road service staff and materials.

 Marek Adamek, CEO of ARCADIS in Poland about the project: “Completion of the A-1 motorway is part of a larger investment program for the improvement of road infrastructure in Poland, which is of strategic importance to the Polish economy and society. It will help accommodate the increasing traffic while assuring comfort and safety. Its construction will result in the creation of new jobs and provide new investment and trade opportunities. It will allow for a quicker integration of Poland with other European Union countries.” As to why ARCADIS was granted the project Adamek said: “It is a combination of many years of experience in high quality road design, a strong market position and the professional reputation of our experts.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over $ 1.9 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 8, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer